SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1 to
SCHEDULE TO

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________
GEOKINETICS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase common stock, par value $0.01 per share
(Title of Class of Securities)
372910
(CUSIP Number of Class of Securities)

Diane Anderson
Geokinetics Inc.
1500 CityWest Blvd., Suite 800
Houston, Texas 77042
(713) 850-7600
(713) 850-7330 (facsimile)
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:
George G. Young III
John W. Menke
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, TX 77010-2007
(713) 547-2081
(713) 236-5699 (facsimile)

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

TABLE OF CONTENTS

ITEM 4. TERMS OF THE TRANSACTION

SIGNATURE

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2009, relating to an offer by Geokinetics Inc., a Delaware corporation (the “Company” or “Geokinetics”), to certain Geokinetics employees, subject to specified conditions, to exchange certain outstanding underwater incentive stock options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Eligible Incentive Stock Options for Replacement Incentive Stock Options, dated June 26, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below and unaffected items are not included herein.  Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO.  All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.

 ITEM 4.   TERMS OF THE TRANSACTION.

On June 26, 2009, the Company announced the commencement of a voluntary stock option exchange program (“Exchange Offer”).  Eligible employees were provided the opportunity to surrender certain outstanding underwater incentive stock options granted in December 2007 with an exercise price of $28.00 in exchange for a lesser amount of replacement incentive stock options with a lower exercise price.  The Exchange Offer expired at 5:00 p.m., Central, on July 27, 2009.  Pursuant to the Exchange Offer, 238,850 eligible stock options were tendered, representing 99.3% of the total stock options eligible for exchange in the Exchange Offer.  On July 27, 2009, the Company granted an aggregate of 218,178 new stock options in exchange for eligible stock options surrendered in the Exchange Offer.  The exercise price of the new stock option is $14.73, which was the closing price of Geokinetics common stock on July 27, 2009, as reported by the NYSE Amex market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOKINETICS INC.

Date: August 5, 2009	By:	/s/ Scott A. McCurdy
Scott A. McCurdy, Vice President and Chief Financial Officer